February 18, 2020

VIA EDGAR

Ms. Elena Stojic
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:                             AltShares Trust (the “Trust”) (File Nos. 333-233772, 811-23475)
Registration Statement on Form N-1A

Dear Ms. Stojic:

The following are responses by and on behalf of the AltShares Trust (“Registrant”) to the comments received from you on January 21, 2020, regarding Pre-Effective Amendment No. 1 (“Pre-Effective Amendment”) to the Registration Statement on Form N-1A for the AltShares Merger Arbitrage ETF (the “Fund”), a series of the Registrant, that was filed with the Securities and Exchange Commission (“SEC”) on January 2, 2020. Your comments and the Registrant’s responses are set forth below. Defined terms used but not defined herein have the respective meanings assigned to them in the Pre-Effective Amendment.

Prospectus

1.                                      Because short selling securities is not a principal investment strategy of the Fund, please remove references to short selling from the Item 4 and Item 9 disclosure and revise to clarify that the Fund obtains short exposure from investment in derivatives.

Response: The Registrant removed the “Short Sale Risk” disclosure in Items 4 and 9 and replaced it with “Short Position Risk” disclosure.  Additionally, the Registrant revised the Items 4 and disclosure to clarify that the Fund obtains short exposure from investment in derivatives, such as swaps.

2.                                      The Registrant identified that “Small and Medium Capitalization Securities Risk” is a principal risk of the Fund.  Please clarify in the “Principal Investment Strategies” section that the Fund may invest in securities of small and medium capitalization companies.

K&L GATES LLP

1601 K STREET NW   WASHINGTON   DC 20006

T +1 202 778 9000  F +1 202 778 9100  klgates.com

Response: The Registrant revised the Fund’s Item 4 disclosure to clarify that the Fund may invest in companies of any market capitalization, which may include from time to time small and medium capitalization companies.

3.                                      In the second paragraph under the section titled “Additional Information About the Fund,” the Registrant includes a description of the Underlying Index’s methodology.  Please revise this description to explain in plain English the meaning of the following concepts: “friendly,” “definitive,” “deal value,” and “maximum of 5% of the float, 33% of the average traded value, and 2% risk to NAV if the deal breaks.”

Response: The Registrant revised the disclosure to explain these concepts in plain English.

Additionally, the Registrant made the following revisions as part of this Pre-Effective Amendment:

•                  Revised the 80% test in the “Principal Investment Strategies” section because the Fund, under normal circumstances, will invest 80% of its net assets (including borrowings for investment purposes) in the constituents of the Underlying Index and in financial instruments with economic characteristics similar to such constituents, as allowed by Rule 35d-1 under the Investment Company Act of 1940, as amended (the “Act’);

•                  Updated the disclosure in order to comply with the Form N-1A disclosure amendments required for reliance on Rule 6c-11 under the Act (i.e., the ETF Rule); and

•                  Provided completed information as a result of the Registrant’s organizational meeting being held on February 6, 2020, including the completed fee table and expense example and the trustees and officers table.

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If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9475.

Sincerely,

/s/ Stacy L. Fuller
Stacy L. Fuller

cc:                                Marianne Dobelbower, Branch Chief
Christian Sandoe, Assistant Director
Fatima S. Sulaiman, K&L Gates LLP